UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72112 / May 7, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-15841

In the Matter of	**ORDER MAKING FINDINGS AND**
	REVOKING REGISTRATION OF
Amcore Financial, Inc.,	**SECURITIES PURSUANT TO SECTION 12(j)**
China Sure Water (USA), Inc.,	**OF THE SECURITIES**
EuroBancshares, Inc.,	**EXCHANGE ACT OF 1934 AS TO STONE**
InterAmerican Acquisition Group, Inc.,	**TAN CHINA ACQUISITION CORP.**
Link Scaffold Products North America,	
Stone Tan China Acquisition Corp., and	
Vanholt Group, Ltd.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Stone Tan China Acquisition Corp. ("Stone Tan China" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on April 15, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Stone Tan China Acquisition Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Stone Tan China (CIK No. 1390332) is a forfeited Delaware corporation located in Hong Kong. At all times relevant to this proceeding, the securities of Stone Tan China have been registered under Exchange Act Section 12(g).

      2.   Stone Tan China has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 2009.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.